NOTIFICATION OF NOTICE AND ACCESS TO SHAREHOLDERS

AND

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Fortuna Silver Mines Inc. (the “Company”) will be held in the Pearl Room of the Fairmont Pacific Rim Hotel, 1038 Canada Place, Vancouver, British Columbia on Thursday, June 18, 2015 at the hour of 10:00 a.m. (local time).

Shareholders are also hereby notified that the Company is using the notice-and-access provisions (“Notice-and-Access”) contained in National Instrument 54-101 for the delivery to its shareholders of the proxy materials for the Meeting (the “Meeting Materials”), which include the information circular for the Meeting (the “Information Circular”).  Under Notice-and-Access, instead of receiving paper copies of the Proxy Materials, shareholders receive this notice to advise them how to either obtain the Meeting Materials electronically or request a paper copy of the Meeting Materials.

Those shareholders with existing instructions on their account to receive paper materials will receive paper copies of the Meeting Materials with this Notice.

Purpose of Meeting

The Meeting will be held for the following purposes:

(a)

To receive the financial statements of the Company for the fiscal year ended December 31, 2014, together with the report of the auditors thereon;

(b)

To appoint auditors and to authorize the Directors to fix their remuneration (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Appointment and Remuneration of Auditors” in the Information Circular);

(c)

To determine the number of Directors at seven (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Information Circular);

(d)

To elect Directors (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Information Circular); and

(e)

To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accessing Meeting Materials Online

The Meeting Materials are available on the Company’s SEDAR profile located at www.sedar.com and are also available on the Company’s website at:  http://www.fortunasilver.com/s/AGM.asp. The Proxy Materials will remain on the Company’s website for one year following the date of this notice.  Shareholders are reminded to access and review all of the information contained in the Information Circular and other Proxy Materials before voting.

Requesting Printed Proxy Materials

Registered shareholders may request a paper copy by telephone at any time prior to the Meeting by calling toll-free at 1-866-962-0498 (or, for holders outside of North America, 1-514-982-8716) and entering the control number located on the Proxy and following the instructions provided.  A paper copy will be sent to you within three business days of receiving your request.  To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Friday, June 5, 2015.

Beneficial shareholders may request a paper copy by going on-line at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.  If you do not have a control number, please call toll-free at 1-855-887-2243.  A paper copy will be sent to you within three business days of receiving your request.  To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Friday, June 5, 2015.

For paper copy requests made on or after the date of the Meeting, all shareholders may call toll-free at 1-877-907-7643 (if you have a control number) and 1-855-887-2243 (if you do not have a control number) and a paper copy will be sent to you within 10 calendar days of receiving your request.

Shareholders may obtain a printed copy of the Meeting Materials at no cost until the date that is one year following the date of this notice by calling Broadridge toll free at 1-877-907-7643.

Voting of Proxies

Registered Shareholders

Registered shareholders will still receive a proxy form enabling them to vote at the Meeting.  Such proxy will not be valid unless completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Shareholders

Shareholders who hold common shares of the Company beneficially (“Non-Registered Holders”), but registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (“Intermediaries”) may receive certain other materials from their Intermediary, such as a voting instruction form to vote their shares. If you are a Non-Registered Shareholder of the Company and receive these materials through your broker or through another Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other Intermediary.

Questions

If you have any questions about Notice-and-Access and the information contained in this notice, you may obtain further information by calling Broadridge toll free at 1-855-887-2244.

DATED the 4th day of May, 2015.

BY ORDER OF THE BOARD

Jorge Ganoza Durant,

President and CEO